Exhibit 99.3

NQ Mobile Inc. Announces a New Partnership Between Linkmotion and Chery Automotive Co., Ltd

BEIJING, December 14, 2017 — NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that its subsidiary, Linkmotion Holdings Ltd. (“Linkmotion”) has signed a new partnership with Chery Automotive Co., Ltd (“Chery”). Chery’s Prospective Technology Research Institute and Linkmotion will together develop a technology platform for the future connected automobiles, including fully autonomous vehicles. Utilizing its existing and commercially-available solutions, Linkmotion will be responsible to develop the operating system for this technology platform. As the operating system vendor, Linkmotion will draw on its experience and expertise in developing this operating system’s security architecture, online diagnostics, as well as running on Linux.

“We are excited to be working together with Chery to develop this technology platform for the future of new lines of connected and autonomous cars,” said Chen Bo President of Linkmotion. “As one of the largest auto manufacturers in China and as the largest exporter of China-made vehicles globally, Chery is a fantastic partner.”

About Chery Automobile Co., Ltd

Chery Automobile Co., Ltd is a Chinese automobile manufacturer headquartered in Wuhu, Anhui Province, China. It was founded by the Government of China in 1997 and is a state-owned enterprise. Chery’s principal products are passenger cars, minivans, and SUVs. Chery sells passenger cars under the Chery marque and commercial vehicles.

About Linkmotion

Linkmotion, a subsidiary of NQ Mobile Inc., was founded to create a new value chain in the automotive industry. Linkmotion is a dedicated connected platform company that focuses on the core problems in a connected world – namely creating secure, robust and reliable computing for cars in a cost effective way.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile's portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.
Email: investors@nq.com
Phone: +1 469 310 5281
Phone: +86 10 6452 2017
Twitter: @NQMobileIR

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